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Exhibit

Exhibit            Description

99                    Announcement on 2021/06/29: Announcement on the Completion of Pricing Related Matters for the Issuance of Currency Linked Zero Coupon Exchangeable Bonds Due 2026

Exhibit 99

Announcement on the Completion of Pricing Related Matters for the Issuance of Currency Linked Zero Coupon Exchangeable Bonds Due 2026

1. Date of occurrence of the event: 2021/06/29

2. Company name: United Microelectronics Corp.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Announcement on the completion of pricing related matters for the Issuance of Currency Linked Zero Coupon Exchangeable Bonds Due 2026

6. Countermeasures: N/A

7. Any other matters that need to be specified:

(1) Issue Size: US$400,000,000

Issue Price: 100% of principal amount

Denomination: US$200,000 per Bond and integral multiples of US$100,000 in excess thereof

Estimated issuing date: July 7, 2021

(2) Coupon Rate: 0% per annum.

(3) Redemption and expiration: Unless previously redeemed, exchanged or repurchased and cancelled, the Bonds will be redeemed on the Maturity Date at a redemption price equal to the principal amount plus a gross yield of -0.625% per annum, calculated on a semi-annual basis.

The Maturity Date is July 7, 2026.

(4) Collateral: N/A

(5) Exchange:

A. Exchanged Securities: the common shares of Novatek Microelectronics Corp. (“Novatek”) held by the company (“Novatek Common Shares”). Novatek Common Shares held by the Company shall be deposited and held in custody at the special account opened with the Taiwan Depositary & Clearing Corporation (“TDCC”) for transfer and delivery to the Bondholders.

B. Exchange Period:

Unless previously redeemed, exchanged, repurchased or cancelled and except during the Closed Period or suspension period (if any), the Bonds may be exchanged at any time starting from the next day after three (3) months from the Issue Date to ten (10) days prior to the Maturity Date into Novatek Common Shares (the “Exchange Period”). The Closed Period shall mean:

(a) The period commencing from sixty (60) days prior to the date of the annual general shareholders’ meeting of the Novatek, from thirty (30) days prior to a special shareholders’ meeting of the Novatek, and from five (5) days prior to the record date of the Novatek for determination of shareholders entitled to receive dividends, bonuses or other benefits, to the meeting date or the record date;

(b) The period from fifteen (15) business days prior to the period during which the Novatek has to close the shareholders’ register for distribution of shares dividends, cash dividends or for subscription of new shares in a capital increase for cash, to the record date for the distribution of the relevant dividends, rights and benefits;

(c) The period from the record date of capital decrease of Novatek to one (1) day prior to the trading of shares reissued after the capital decrease;

(d) In case Novatek applies to change the par value of its shares, the period from one (1) business day prior to the date Novatek applies for the change of the par value of its shares with Ministry of Economics to one (1) day prior to the trading of shares reissued after the change of the par value;

(e) Such other periods during which under the applicable ROC laws and regulations or the rules of the Taiwan Stock Exchange (“TWSE”) that Novatek shall close its shareholders’ register.

C. Exchange Price: NTD731.25 per Novatek Common Share which is determined on June 29, 2021, the pricing date.

D. Exchange Procedure:

For exchange request, each Bondholder needs to deposit the relevant documents required under the R.O.C. laws together with a notice of exchange pursuant to the Indenture with Exchange Agent outside the ROC.

Upon receipt of an exchange notice, the Issuer will deliver Novatek Common Shares within 5 business days of receipt of such exchange notice to the exchanging Bondholder.

The number of Novatek Common Shares to be delivered upon exchange of any Bond will be determined by dividing the principal amount of the Bonds (converted into New Taiwan dollars at the Fixed Exchange Rate as determined on the pricing date) by the Exchange Price in effect on the date of exchange.

The Issuer will not deliver fractional Novatek Common Shares nor compensate in cash for any amount of less than one Novatek Common Share.

E. Adjustment of the Exchange Price:

Upon the occurrence of certain dilutive or other analogous events as specified in the Indenture, the Exchange Price shall also be adjusted in accordance with conventional anti-dilution market precedents. The amount of adjustment shall be determined formulaically, as set forth in the Offering Circular and/or the Indenture.

F. Repurchase at the Option of the Bondholders

(a) Each Bondholder shall have the right to require the Issuer to repurchase the Bonds, in whole or in part, on the third anniversary from the Issue Date at an amount equal to the principal amount of the Bonds plus a gross yield of -0.625% per annum, calculated on a semi-annual basis (the “Put Price”).

(b) In the event that the common shares of Novatek cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each Bondholder shall have the right to require the Issuer to repurchase the Bonds, in whole but not in part, at an amount equal to the principal amount of the Bonds plus a gross yield of -0.625% per annum, calculated on a semi-annual basis (the “Early Redemption Amount”).

(c) Upon the occurrence of a Change of Control of UMC (as described in the Indenture), each Bondholder shall have the right to require the Issuer to repurchase the Bonds, in whole but not in part, at the Early Redemption Amount.

The Put Price/Early Redemption Amount referred to above will be converted into NTD based on the Fixed Exchange Rate, and this fixed NTD amount will then be converted using the prevailing exchange rate for payment in USD.

G. Redemption at the Option of the Issuer

(a) The Issuer may redeem in whole or in part at the Early Redemption Amount at any time after the third anniversary from the Issue Date and prior to the Maturity Date, if the closing price of the common shares of Novatek on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then Exchange Price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the Bonds..

(b) The Issuer may redeem the outstanding Bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the Bonds have been previously redeemed, repurchased and cancelled or exchanged.

(c) In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to the Issuer, the Issuer may redeem the outstanding Bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.

The Early Redemption Amount referred to above will be converted into NTD based on the Fixed Exchange Rate, and this fixed NTD amount will then be converted using the prevailing exchange for payment in USD.

(6) Trading Market: Singapore Exchange

(7) Specific Securities Offering for Designated Party? None

(8) Capital Usage Plan and Benefits: The capital will be used for purchasing machinery and equipment. The EB issuance is expected to lower the Company's overall cost of capital, to strengthen the financial structure and flexibility, and to provide capital for future operation growth.

(9) Impact to Shareholders: The underlying exchange for the bond are common shares of Novatek. There won't be any material adverse effect on UMC’s shareholders.